FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 28, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
Q1 2017 results

Contacts
Analyst enquiries:	Matt Waymark	Investor Relations	+44 (0) 207 672 1758

Media enquiries:	RBS Press Office		+44 (0) 131 523 4205

Analysts and investors conference call

	Analyst and investor call	Web cast and dial in details
Date:	Friday 28 April 2017	www.rbs.com/results
Time:	12 pm UK time	International - +44 1452 568 172
Conference ID:	58172437	UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Available on www.rbs.com/results
●	Q1 2017 results and background slides.
●	A financial supplement containing income statement, balance sheet and segment performance information for the nine quarters ended 31 March 2017.
●	Pillar 3 supplement at 31 March 2017.
●	Globally Systemically Important Banks template as of and for the year ended 31 December 2016.

Introduction

In this document, 'RBSG plc' or the 'parent company' refers to The Royal Bank of Scotland Group plc, and 'RBS' or the 'Group' refers to RBSG plc and its subsidiaries.

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2016 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

In this document Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity, which continues to be reported as a separate operating segment.

Key operating indicators
As described in Note 1 on page 29, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP financial measures. These measures exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures include:
●
'Adjusted' measures of financial performance, principally operating performance before: own credit adjustments; gain or loss on redemption of own debt; strategic disposals; restructuring costs; litigation and conduct costs and write down of goodwill (refer to the Appendix for reconciliations of the statutory to adjusted basis);

●
Performance, funding and credit metrics such as 'return on tangible equity', 'adjusted return on tangible equity' and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets), net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), cost:income ratio, loan:deposit ratio and REIL/impairment provision ratios. These are internal metrics used to measure business performance;

●
Personal & Business Banking (PBB) franchise, combining the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI; and Commercial & Private Banking (CPB) franchise, combining the reportable segments of Commercial Banking, Private Banking and RBS International (RBSI); and

●	Cost savings progress and 2017 target calculated using operating expenses excluding litigation and conduct costs, restructuring costs, write down of goodwill and the VAT recoveries.

Highlights

RBS reported an operating profit before tax of £713 million for Q1 2017 and an attributable profit(1) of £259 million.

Across our Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and NatWest Markets (NWM) businesses, RBS reported an adjusted operating profit(2) of £1,326 million, an increase of £303 million, or 30%, compared with Q1 2016. Adjusted return on equity across PBB, CPB and NatWest Markets was 13.8% compared with 10.9% in Q1 2016.

Common Equity Tier 1 ratio increased by 70 basis points in the quarter to 14.1%, and remains ahead of our 13.0% target.

	Quarter ended
	31 March	31 December	31 March
Key metrics and ratios	2017	2016	2016

Attributable profit/(loss)	£259m	(£4,441m)	(£968m)
Operating profit/(loss)	£713m	(£4,063m)	£421m
Operating profit - adjusted (2)	£1,371m	£1,185m	£440m
Net interest margin	2.24%	2.19%	2.15%
Cost:income ratio (3)	76.1%	230.2%	78.7%
Cost:income ratio - adjusted (3,4,5)	55.8%	66.3%	76.1%
Earnings/(loss) per share from continuing operations
- basic	2.2p	(37.7p)	(8.3p)
- adjusted (4,5)	7.1p	7.0p	(8.1p)
Return on tangible equity (6,7)	3.1%	(48.2%)	(9.6%)
Return on tangible equity - adjusted (4,5,7)	9.7%	8.6%	(9.4%)
Average tangible equity (6)	£33,357m	£36,855m	£40,383m
Average number of ordinary shares
outstanding during the period (millions)	11,793	11,766	11,606

PBB, CPB & NWM
Total income - adjusted (4)	£3,154m	£2,914m	£2,815m
Operating profit - adjusted (2)	£1,326m	£848m	£1,023m
Return on tangible equity - adjusted (4,5,6)	13.8%	8.5%	10.9%

		31 March	31 December
Balance sheet related key metrics and ratios		2017	2016

Tangible net asset value (TNAV) per ordinary share (7)		297p	296p
Liquidity coverage ratio (LCR) (8)		129%	123%
Liquidity portfolio		£160bn	£164bn
Net stable funding ratio (NSFR) (9)		120%	121%
Loan:deposit ratio (10,11)		93%	91%
Short-term wholesale funding (10,12)		£16bn	£14bn
Wholesale funding (10,12)		£67bn	£59bn
Common Equity Tier 1 (CET1) ratio		14.1%	13.4%
Risk-weighted assets (RWAs)		£221.7bn	£228.2bn
CRR leverage ratio (13)		5.0%	5.1%
UK leverage ratio (14)		5.7%	5.6%
Tangible equity (7)		£35,186m	£34,982m
Number of ordinary shares in issue (millions) (15)		11,842	11,823

Notes:
(1)	Attributable to ordinary shareholders.
(2)	Operating profit before tax excluding own credit adjustments, gain on redemption of own debt, strategic disposals, restructuring costs and litigation and conduct costs.
(3)	Operating lease depreciation included in income (Q1 2017 - £36 million; Q4 2016 - £37 million and Q1 2016 - £38 million).
(4)	Excluding own credit adjustments, gain on redemption of own debt and strategic disposals.
(5)	Excluding restructuring costs and litigation and conduct costs.
(6)	Calculated using profit/(loss) for the period attributable to ordinary shareholders.
(7)	Tangible equity is equity attributable to ordinary shareholders less intangible assets. The dilutive impact was 2p (31 December 2016 - 2p).
(8)
On 1 October 2015 the LCR became the Prudential Regulation Authority's (PRA) primary regulatory liquidity standard; UK banks are required to meet a minimum standard of 90% from 1 January 2017, rising to 100% by 1 January 2018. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretation of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other institutions.

(9)
NSFR for all periods have been calculated using RBS's current interpretations of the revised BCBS guidance on NSFR issued in late 2014. Therefore, reported NSFR will change over time with regulatory developments. Due to differences in interpretation, RBS's ratio may not be comparable with those of other financial institutions.

(10)	Excludes repurchase agreements and stock lending.
(11)	Includes disposal groups.
(12)	Excludes derivative collateral.
(13)	Based on end-point Capital Requirements Regulation (CRR) Tier 1 capital and leverage exposure under the CRR Delegated Act.
(14)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.
(15)	Includes 28 million treasury shares (31 December 2016 - 39 million).

Highlights

Q1 2017 RBS Performance Summary
●
RBS reported an attributable profit of £259 million for Q1 2017 compared with a loss of £968 million in Q1 2016 which included payment of the final Dividend Access Share (DAS) dividend of £1,193 million.

●	Q1 2017 operating profit of £713 million compared with £421 million in Q1 2016. An adjusted operating profit of £1,371 million was £931 million higher than Q1 2016.
●
Adjusted income of £3,239 million was £425 million, or 15.1%, higher than Q1 2016. NatWest Markets adjusted income of £508 million was £231 million, or 83.4%, higher than Q1 2016 reflecting consistent customer activity and an improved trading environment compared to a particularly difficult Q1 2016. Across PBB and CPB, income was £108 million, or 4.3%, higher supported by asset growth.

●
Net interest margin (NIM) of 2.24% for Q1 2017 was 9 basis points higher than Q1 2016, as the benefit associated with the reduction in low yielding assets more than offset asset margin pressure and mix impacts across the core businesses. NIM increased by 5 basis points compared with Q4 2016 principally driven by deposit re-pricing in UK PBB and Commercial Banking.

●
Excluding a £51 million VAT recovery, adjusted operating expenses have reduced by £278 million, or 12.9%, compared with Q1 2016. The adjusted cost:income ratio for Q1 2017 was 55.8% compared with 76.1% in Q1 2016. Across the core PBB, CPB and NatWest Markets businesses, adjusted cost:income ratio of 54.9% compared with 62.4% in Q1 2016.

●	Restructuring costs were £577 million in the quarter, an increase of £339 million compared with Q1 2016, and included a charge of £235 million relating to the reduction of our property portfolio.
●	Litigation and conduct costs of £54 million comprised a number of small charges.
●
A net impairment loss of £46 million, 6 basis points of gross customer loans, compared with a loss of £223 million in Q1 2016, with the reduction principally reflecting a £226 million shipping impairment in Q1 2016. REIL represented 2.9% of gross customer loans compared with 3.6% at 31 March 2016 and 3.1% at 31 December 2016.

●	PBB and CPB net loans and advances have increased by 5.6% on an annualised basis in Q1 2017 principally driven by mortgage growth within UK PBB.
●	Tangible net asset value (TNAV) (1) per share increased by 1p from Q4 2016 to 297p.

PBB, CPB and NatWest Markets operating performance
●	Across our three customer facing businesses, PBB, CPB and NatWest Markets, adjusted operating profit of £1,326 million was £303 million, or 29.6%, higher than Q1 2016.
○
UK PBB adjusted operating profit of £629 million was £98 million, or 18.5%, higher than Q1 2016. Total income of £1,377 million was £102 million, or 8.0%, higher than Q1 2016 driven by increased lending, with net loans and advances 11.5% higher at £135.8 billion.

○
Ulster Bank RoI adjusted operating profit of £62 million was £2 million, or 3.1%, lower than Q1 2016 reflecting an asset disposal gain in Q1 2016 and reduced income on free funds, partially offset by an increased net impairment release.

○
Commercial Banking adjusted operating profit of £356 million was £47 million, or 11.7%, lower than Q1 2016 primarily driven by an increased impairment charge. Income was £12 million, or 1.4%, higher at £865 million with the benefit of increased net loans and advances, up 3.4% to £99.7 billion, offset by margin pressure, down 12 basis points to 1.76%.

○
Private Banking(2) adjusted operating profit of £44 million was £18 million, or 69.2%, higher than Q1 2016 driven by a £24 million, or 17.5%, reduction in adjusted operating expenses, principally reflecting various management actions to improve operational efficiency.

○
RBS International adjusted operating profit of £48 million reduced by £5 million, or 9.4%, compared with Q1 2016 driven by an £8 million, or 22.9%, increase in adjusted operating expenses principally reflecting increased regulatory and remediation costs.

○
NatWest Markets adjusted income of £508 million was £231 million, or 83.4%, higher than Q1 2016 reflecting the benefit of consistent customer activity and an improved trading environment compared to a particularly difficult Q1 2016, notably in the Rates business. An adjusted operating profit of £187 million compared with a loss of £54 million for Q1 2016.

Notes:
(1)	Tangible equity is equity attributable to ordinary shareholders less intangible assets. The dilutive impact was 2p ( 31 December 2016 - 2p)
(2)	Private Banking serves high net worth individuals through Coutts and Adam & Co.

Highlights

Capital Resolution & Central items operating performance
●
Capital Resolution adjusted operating loss of £76 million compared with a loss of £377 million in Q1 2016 reflecting modest disposal losses and impairments of £5 million and a 70.3% reduction in adjusted operating expenses to £69 million. RWAs reduced by a further £4.0 billion in the quarter to £30.5 billion.

●
Central items adjusted operating profit of £10 million compared with a loss of £307 million in Q1 2016 and included a £18 million loss in respect of IFRS volatility (Q1 2016 - £356 million loss). In addition, a VAT recovery of £51 million was recognised in the quarter.

Building a stronger RBS
RBS is progressing with its plan to build a strong, simple, fair bank for customers and shareholders.
●	CET1 remains ahead of our 13% target at 14.1%, a 70 basis point increase on Q4 2016 driven by a £6.5 billion reduction in RWAs and the £259 million attributable profit.
●
RWAs decreased by £6.5 billion compared with Q4 2016 principally reflecting £4.0 billion of disposals and run-off in Capital Resolution and planned RWA reductions in the core businesses. Excluding volume growth, RWAs across PBB, CPB and NatWest Markets reduced by £3.2 billion (PBB £0.7 billion, CPB £1.4 billion and NatWest Markets £1.1 billion) during Q1 2017, and we remain committed to achieving at least a £20 billion gross reduction by the end of 2018.

●
On 1 March 2017, RBS issued €1.5 billion Senior holding company (RBSG) debt which it expects to be eligible to meet its 'Minimum Requirement for Own Funds and Eligible Liabilities' (MREL). Total MREL eligible securities are now £55.3 billion, or 24.9% of RWAs.

●	Leverage ratio reduced by 10 basis points to 5.0% driven by increased lending exposure.
●
Risk elements in lending (REIL) of £9.7 billion were £0.6 billion lower than 31 December 2016 and represented 2.9% of gross customer loans, compared with 3.1% at 31 December 2016 and 3.6% as at 31 March 2016. Excluding REIL in Capital Resolution and Ulster Bank RoI, REIL were £4.1 billion or 1.4% of the respective gross customer loans.

●
As at 31 March 2017, there has been no material change to the surplus ratio of assets to liabilities in the Main Scheme of The Royal Bank of Scotland Group Pension Fund which at 31 December was c.115% under IAS valuation principles.

●	RBS has continued to utilise the Bank of England's Term Funding Scheme. A further £9 billion has been drawn since 31 December 2016, taking total RBS participation to £14 billion as at 31 March 2017.

Building the number one bank for customer service, trust and advocacy in the UK
●
RBS continued to deliver strong support for both household and business customers. Within UK PBB, gross new mortgage lending of £7.8 billion was 10% higher than Q1 2016 with market share of new mortgages at approximately 13% supporting growth in stock share to approximately 9.0%, up from 8.8% at 31 December 2016 and 8.3% at 31 March 2016. Positive momentum continued across business banking lending with balances up 4.7%, excluding transfers of £0.9 billion as at 31 March 2017,  compared with Q1 2016.

●
RBS continues to enhance the functionality of its mobile app. Customers can now view remaining ISA allowances, register their travel plans, and apply for loans and credit cards. There are also improved transaction descriptions to help customers manage their finances and spot transactions they do not recognise. We now have 4.3 million customers regularly using our mobile app in the UK, over 4% higher than Q4 2016. Nearly 80% of our commercial customers' interaction with us is via digital channels.

●
In February 2017, RBS launched a fully automated lending platform, ESME, to originate unsecured SME lending of up to £150,000. Where our credit risk appetite permits, these loans can be processed and funded within an hour, responding to our customers' desire for speed and simplicity.

●
RBS launched 'Royal Bank Assist', our artificial intelligence-based, 'always-on' online support on the Royal Bank of Scotland website, supported by IBM Watson and LivePerson, answering our top 80 customer questions and getting customers to the right place to meet their needs more quickly.

●	RBS has launched a dedicated team of 1,200 TechXperts, who are in our branches helping customers make the most of online and mobile banking, providing advice on how to stay safe and secure.

Highlights

Capital reorganisation
●
It is our intention to implement a capital reorganisation in 2017 in order to increase the distributable reserves of the parent company, RBSG plc, providing greater flexibility for future distributions and preference share redemptions. We intend to seek shareholder approval to reduce the share premium account by around £25 billion and to cancel the capital redemption reserve of around £5 billion. This will, subject to approval by shareholders and regulators, and confirmation by the Court of Session in Edinburgh, increase RBSG plc distributable reserves by around £30 billion. As at 31 March 2017, distributable reserves were £7.9 billion.

IFRS 9
●
Ahead of adopting IFRS 9 Financial Instruments from 1 January 2018, RBS has adopted the provisions in respect of the presentation of gains and losses on financial liabilities at fair value that are not held for trading from 1 January 2017. Accordingly, a loss of £20 million has been reported in the Consolidated Statement of Other Comprehensive Income instead of in the Consolidated Income Statement. Comparatives have not been restated, however, in Q1 2016 a gain of £108 million was included in the Consolidated Income Statement. Own credit adjustments on financial liabilities held for trading will continue to be recognised in the Consolidated Income Statement, a loss of £29 million was reported in Q1 2017 (Q1 2016 - gain of £148 million).

Williams & Glyn
●
On 17 February 2017, RBS announced that it had been informed by HM Treasury (HMT) that the Commissioner responsible for EU competition policy planned to propose to the College of Commissioners to open proceedings to gather evidence on an alternative plan for RBS to meet its remaining state aid obligations. On 4 April 2017, the European Commission announced that it had opened an in-depth investigation into whether this alternative plan was an appropriate replacement for the existing requirement to achieve separation and divestment of Williams & Glyn by 31 December 2017.

Progress on 2017 targets
RBS remains committed to achieving its priority targets for 2017.

Strategy goal	2017 target	Q1 2017 Progress
Strength and sustainability	Maintain bank CET1 ratio of 13%	CET1 ratio of 14.1%; up 70 basis points from Q4 2016
Customer experience	Significantly increase NPS or maintain No.1 in chosen customer segments
The March 2017 NatWest Personal NPS score was the highest seen since we started to track it in 2009
Commercial Banking is a market leader for customer advocacy, seeing a significant improvement in NPS since Q1 2013 and as of Q1 2017 we have more promoters of our brand than ever before

Simplifying the bank	Reduce operating expenses by at least £750 million (1)	Operating expenses down £278 million, or 12.9%, excluding the VAT recovery
Supporting growth	Net 3% growth on total PBB and CPB loans to customers	Net customer loans in PBB and CPB are up 5.6% on an annualised basis for the year to date; 47% of the total full year target
Employee engagement	Improve employee engagement	Reviewed bi-annually

Note:
(1)	Cost saving target and progress 2017 calculated using operating expenses excluding restructuring costs, litigation and conduct costs, write down of goodwill and VAT recoveries.

Highlights

Outlook (1)
●
We retain the 2017 full year guidance and medium term outlook we provided in the 2016 Annual Results document. In addition, and subject to providing fully for remaining significant legacy issues in 2017, our expectation remains that we will be profitable in 2018.

●
We anticipate that adjusted operating profit will be lower in Q2 2017 compared with Q1 2017 reflecting expected reduced income in NatWest Markets, coupled with increased adjusted operating expenses, in part due to the absence of the Q1 2017 VAT recovery in Q2 2017. Separately, we expect to recognise a gain on the sale of RBS's stake in Vocalink of approximately £160 million during the quarter.

Recent developments
●
RBS N.V.'s associate Alawwal Bank announced on 25 April 2017 that it was starting merger discussions with Saudi British Bank (SABB).  The 40% stake in Alawwal Bank is the remaining significant shared asset of the RFS Consortium.

Note:
(1)       The targets, expectations and trends discussed in this section represent management's current expectations and are subject to change, including as a result of the factors described in this document and in the "Risk Factors" on pages 432 to 463 of the Annual Report and Accounts 2016. These statements constitute forward-looking statements; refer to Forward-looking statements in this announcement.

Summary consolidated income statement for the period ended 31 March 2017

	Quarter ended
	31 March	31 December	31 March
	2017	2016	2016
	£m	£m	£m
Net interest income	2,234	2,208	2,156

Own credit adjustments	(29)	(114)	256
Gain on redemption of own debt	2	1	-
Strategic disposals	-	-	(6)
Other operating income	1,005	1,121	658

Non-interest income	978	1,008	908

Total income	3,212	3,216	3,064

Restructuring costs	(577)	(1,007)	(238)
Litigation and conduct costs	(54)	(4,128)	(31)
Other costs	(1,822)	(2,219)	(2,151)

Operating expenses	(2,453)	(7,354)	(2,420)

Profit/(loss) before impairment (losses)/releases	759	(4,138)	644
Impairment (losses)/releases	(46)	75	(223)

Operating profit/(loss) before tax	713	(4,063)	421
Tax charge	(327)	(244)	(80)

Profit/(loss) for the period	386	(4,307)	341

Attributable to:
Non-controlling interests	11	(27)	22
Other owners	116	161	94
Dividend access share	-	-	1,193
Ordinary shareholders	259	(4,441)	(968)

Notable items memo

Adjusted basis
Total income - adjusted (1)	3,239	3,329	2,814
Operating expenses - adjusted (2)	(1,822)	(2,219)	(2,151)
Operating profit - adjusted (1,2)	1,371	1,185	440

Within adjusted total income
IFRS volatility in Central items (3)	(18)	308	(356)
FX (losses)/gains in Central items	(52)	140	52
Capital Resolution disposal losses	(50)	(325)	4
Unwind of securitisations in the property portfolio	(105)	-	-

Within adjusted operating expenses
VAT recovery in Central items	51	-	-
Bank levy	-	(190)	-

Within restructuring costs
Property exit costs	(235)	-	-
Williams & Glyn restructuring costs	(12)	(810)	(158)

Within impairment (losses)/releases
Capital Resolution impairment releases/(losses)	45	130	(196)
Capital Resolution shipping portfolio impairment releases/(losses)	4	30	(226)
Ulster Bank RoI impairment releases	24	47	13
Commercial Banking impairment losses	(61)	(83)	(14)

Notes:
(1)	Excluding own credit adjustments, gain on redemption of own debt and strategic disposals.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Details of other comprehensive income are provided on page 26.

Summary consolidated balance sheet as at 31 March 2017

	31 March	31 December
	2017	2016
	£m	£m

Cash and balances at central banks	83,160	74,250
Net loans and advances to banks (1)	20,513	17,278
Net loans and advances to customers (1)	326,733	323,023
Reverse repurchase agreements and stock borrowing	45,451	41,787
Debt securities and equity shares	77,347	73,225
Assets of disposal groups	92	13
Other assets	25,927	22,099

Funded assets	579,223	551,675
Derivatives	204,052	246,981

Total assets	783,275	798,656

Bank deposits (2)	40,276	33,317
Customer deposits (2)	351,498	353,872
Repurchase agreements and stock lending	44,966	32,335
Debt securities in issue	28,163	27,245
Subordinated liabilities	15,514	19,419
Derivatives	196,224	236,475
Provisions for liabilities and charges	11,619	12,836
Liabilities of disposal groups	14	15
Other liabilities	45,490	33,738

Total liabilities	733,764	749,252
Non-controlling interests	805	795
Owners' equity	48,706	48,609

Total liabilities and equity	783,275	798,656

Contingent liabilities and commitments	148,324	150,691

Notes:
(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes repurchase agreements and stock lending.

Analysis of results

	Quarter ended
	31 March	31 December	31 March
	2017	2016	2016
Net interest income	£m	£m	£m

Net interest income
RBS	2,234	2,208	2,156

- UK Personal & Business Banking	1,111	1,093	1,019
- Ulster Bank RoI	105	105	105
- Commercial Banking	567	542	536
- Private Banking	112	111	113
- RBS International	80	77	75
- NatWest Markets	29	29	19
- Capital Resolution	33	44	86
- Williams & Glyn	165	170	162
- Central items & other	32	37	41

Average interest-earning assets (IEA)
RBS	405,122	401,548	403,384

- UK Personal & Business Banking	149,581	147,703	135,793
- Ulster Bank RoI	24,424	26,259	24,178
- Commercial Banking	130,885	128,174	114,855
- Private Banking	17,597	17,679	16,259
- RBS International	22,949	22,793	21,075
- NatWest Markets	17,192	14,085	11,568
- Capital Resolution	16,771	19,696	30,767
- Williams & Glyn	25,170	25,145	23,356
- Central items & other	553	14	25,533

Yields, spreads and margins of the banking business

Gross yield on interest-earning assets
of the banking business (1,2)	2.70%	2.72%	2.82%
Cost of interest-bearing liabilities of banking business (1)	(0.69%)	(0.82%)	(1.01%)

Interest spread of the banking business (1,3)	2.01%	1.90%	1.81%
Benefit from interest-free funds	0.23%	0.29%	0.34%

Net interest margin (4)
RBS	2.24%	2.19%	2.15%

- UK Personal & Business Banking	3.01%	2.94%	3.02%
- Ulster Bank RoI	1.74%	1.59%	1.75%
- Commercial Banking	1.76%	1.68%	1.88%
- Private Banking	2.58%	2.50%	2.80%
- RBS International	1.41%	1.34%	1.43%
- NatWest Markets	0.68%	0.82%	0.66%
- Capital Resolution	0.80%	0.89%	1.12%
- Williams & Glyn	2.66%	2.69%	2.79%

Third party customer rates (5)
Third party customer asset rate
- UK Personal & Business Banking	3.57%	3.64%	3.95%
- Ulster Bank RoI (6)	2.47%	2.20%	2.33%
- Commercial Banking	2.67%	2.65%	2.87%
- Private Banking	2.71%	2.76%	3.01%
- RBS International	2.75%	2.93%	3.29%
Third party customer funding rate
- UK Personal & Business Banking	(0.17%)	(0.28%)	(0.62%)
- Ulster Bank RoI (6)	(0.40%)	(0.42%)	(0.59%)
- Commercial Banking	(0.14%)	(0.27%)	(0.35%)
- Private Banking	(0.07%)	(0.12%)	(0.23%)
- RBS International	(0.03%)	(0.08%)	(0.24%)

For the notes to this table refer to the following page.

Analysis of results

Notes:
(1)
For the purpose of calculating gross yields and interest spread, interest receivable has been decreased by £18 million and interest payable has been decreased by £18 million in respect of negative interest relating to both financial assets and financial liabilities that attracted negative interest.

(2)	Gross yield is the interest earned on average interest-earning assets as a percentage of average interest-earning assets.
(3)	Interest spread is the difference between the gross yield and interest paid on average interest-bearing liabilities as a percentage of average interest-bearing liabilities.
(4)	Net interest margin is net interest income as a percentage of average interest-earning assets.
(5)	Net interest margin includes Treasury allocations and interest on intercompany borrowings, which are excluded from third party customer rates.
(6)
Ulster Bank Ireland DAC manages its funding and liquidity requirements locally. Its liquid asset portfolios and non-customer related funding sources are included within its net interest margin, but excluded from its third party asset and liability rates.

Net interest income
Key points
●
Net interest income of £2,234 million was £78 million, or 3.6%, higher than Q1 2016 principally reflecting higher volumes in UK PBB, up £92 million or 9.0%, and Commercial Banking, up £31 million or 5.8%. Partially offsetting, Capital Resolution reduced by £53 million in line with the planned shrinkage of the balance sheet.

●
NIM of 2.24% for Q1 2017 was 9 basis points higher than Q1 2016, as the benefit associated with the reduction in low yielding assets more than offset asset margin pressure and mix impacts across the core businesses. NIM increased by 5 basis points compared with Q4 2016 largely driven by increases in UK PBB and Commercial Banking associated with deposit book re-pricing.

●	Across PBB and CPB, NIM reduced by 6 basis points to 2.32% compared with Q1 2016, but increased by 8 basis points compared with Q4 2016.
●
UK PBB NIM decreased by 1 basis point compared with Q1 2016 to 3.01% principally reflecting a decline in current account hedge returns and reduced mortgage margins, partially offset by savings re-pricing benefits. Compared with Q4 2016, NIM increased by 7 basis points driven by the full effect of savings re-pricing in November 2016.

●	Ulster Bank RoI NIM of 1.74% increased by 15 basis points compared with Q4 2016 principally reflecting income recognised on a cohort of non performing loans in Q1 2017.
●
Commercial Banking NIM fell by 12 basis points from Q1 2016 to 1.76% driven by asset margin pressure in a competitive market and lower rate environment. Compared with Q4 2016, NIM increased by 8 basis points due to the active re-pricing of the deposit book and asset pricing actions on new lending.

●	Private Banking NIM of 2.58% reduced by 22 basis points compared with Q1 2016 reflecting the competitive market and low rate environment.
●	Structural hedges of £126 billion generated a benefit of £0.3 billion through net interest income for Q1 2017.

Analysis of results

	Quarter ended
	31 March	31 December	31 March
	2017	2016	2016
Non-interest income	£m	£m	£m

Net fees and commissions	605	608	654
Income/(loss) from trading activities	428	622	(110)
Own credit adjustments (OCA)	(29)	(114)	256
Gain on redemption of own debt	2	1	-
Strategic disposals	-	-	(6)
Other operating income	(28)	(109)	114

Total non-interest income	978	1,008	908

Key points
●
Non-interest income was £978 million, an increase of £70 million, or 7.7%, compared with Q1 2016. NatWest Markets non-interest income increased by £137 million, or 42.5%, to £459 million reflecting consistent customer activity and an improved trading environment compared to a particularly difficult Q1 2016, partially offset by an £84 million adverse movement in OCA. Central items non-interest income improved by £117 million principally reflecting a reduction in IFRS volatility losses, £18 million compared with £356 million in Q1 2016, partially offset by a £52 million FX loss (compared with a £52 million gain in Q1 2016) and a £105 million charge in respect of the unwind of securitisations relating to our property portfolio. Partially offsetting, Capital Resolution non-interest income was a loss of £92 million compared with a gain of £67 million in Q1 2016 reflecting a £115 million adverse movement in OCA and increased disposal losses, £50 million compared with £2 million in Q1 2016.

●	Income from trading activities increased by £538 million compared with Q1 2016 largely reflecting reduced IFRS volatility losses and increased NatWest Markets income.

●	Other operating income decreased by £142 million compared with Q1 2016 largely reflecting a £105 million charge in respect of the unwind of securitisations relating to our property portfolio.

Analysis of results

	Quarter ended
	31 March	31 December	31 March
	2017	2016	2016
Operating expenses	£m	£m	£m

Staff costs	1,024	1,025	1,202
Premises and equipment	310	346	315
Other administrative expenses	320	601	446
Restructuring costs (see below)	577	1,007	238
Litigation and conduct costs	54	4,128	31

Administrative expenses	2,285	7,107	2,232
Depreciation and amortisation	168	178	178
Write down of intangible assets	-	69	10

Operating expenses	2,453	7,354	2,420

Adjusted operating expenses (1)	1,822	2,219	2,151

Restructuring costs comprise:
- staff expenses	291	117	121
- premises, equipment, depreciation and amortisation	241	107	9
- other	45	783	108

	577	1,007	238

Staff costs as a % of total income	31.9%	31.9%	39.2%
Cost:income ratio (2)	76.1%	230.2%	78.7%
Cost:income ratio - adjusted (2,3)	55.8%	66.3%	76.1%
Employee numbers (FTE - thousands)	76.2	77.8	92.4

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Operating lease depreciation included in income (Q1 2017 - £36 million; Q4 2016 - £37 million and Q1 2016 - £38 million).
(3)	Excluding restructuring costs, litigation and conduct costs, own credit adjustments, gain on redemption of own debt and strategic disposals.

Key points
●
Total operating expenses of £2,453 million were £33 million, or 1.4%, higher than Q1 2016 reflecting a £339 million increase in restructuring costs and a £23 million increase in litigation and conduct costs, partially offset by a £329 million, or 15.3%, reduction in adjusted operating expenses.

●
Excluding a £51 million VAT recovery, adjusted operating expenses reduced by £278 million, or 12.9%, compared with Q1 2016 and we remain on target to achieve a £750 million reduction for the full year. The cost reduction was principally driven by Capital Resolution, down £163 million or 70.3%, and Central items, down £79 million, excluding the VAT recovery. Across PBB, CPB and NatWest Markets, adjusted operating expenses reduced by £22 million, or 1.2%.

●	Staff costs of £1,024 million, were £178 million, or 14.8%, lower than Q1 2016 underpinned by a 16,200, or 17.5%, reduction in FTEs.
●
Restructuring costs of £577 million included a £235 million charge associated with the planned reduction of our property portfolio, a £73 million net settlement relating to the RBS Netherlands pension scheme and a £70 million charge in Capital Resolution, primarily in respect of Asia-Pacific restructuring.

●	Litigation and conduct costs of £54 million were £23 million higher than Q1 2016 and reflected a number of small items.
●
Compared with Q4 2016, adjusted operating expenses reduced by £397 million principally reflecting the £190 million UK bank levy charge and a £69 million write down of intangible assets in Q4 2016 and a £51 million VAT recovery in Q1 2017.

Analysis of results

	Quarter ended
	31 March	31 December	31 March
	2017	2016	2016
Impairment losses/(releases)	£m	£m	£m

Loan impairment losses/(releases)
- individually assessed	42	(40)	186
- collectively assessed	38	(1)	16
- latent	4	(25)	21

Total loan impairment losses/(releases)	84	(66)	223
Securities	(38)	(9)	-

Total impairment losses/(releases)	46	(75)	223

	31 March	31 December	31 March
Credit metrics (1)	2017	2016	2016

Gross customer loans	£330,843m	£327,478m	£325,339m
Loan impairment provisions	£4,110m	£4,455m	£6,701m
Risk elements in lending (REIL)	£9,726m	£10,310m	£11,867m
Provisions as a % of REIL	42%	43%	57%
REIL as a % of gross customer loans	2.9%	3.1%	3.6%
Provisions as a % of gross customer loans	1.2%	1.4%	2.1%

Note:
(1)	Includes disposal groups and excludes reverse repos.

Key points
●	A net impairment loss of £46 million, 6 basis points of gross customer loans, compared with a loss of £223 million in Q1 2016.
●
Capital Resolution reported a net impairment release of £45 million in Q1 2017 compared with a loss of £196 million in Q1 2016 which included a £226 million charge in respect of the shipping portfolio.

●	Commercial Banking reported a net impairment loss of £61 million in Q1 2017, £47 million higher than Q1 2016 with four specific impairment charges totalling £47 million in the quarter.
●
REIL reduced by £2,141 million, compared with Q1 2016, to £9,726 million reflecting Capital Resolution run-down and a portfolio sale in Ulster Bank RoI partially offset by an increase in the shipping portfolio, foreign exchange movements and the implementation of a revised mortgage methodology in Ulster Bank RoI. REIL represented 2.9% of gross customer loans compared with 3.6% at 31 March 2016 and 3.1% at 31 December 2016. Provision coverage was 42% compared with 57% at 31 March 2016 and 43% at 31 December 2016.

●	Excluding REIL in Capital Resolution and Ulster Bank RoI, REIL were £4.1 billion or 1.4% of the respective gross customer loans.

Capital and leverage
Key points
●	CET1 has increased by 70 basis points to 14.1% as a result of the attributable profit and the reduction in RWAs in the period.
●
RWAs have decreased by £6.5 billion to £221.7 billion primarily driven by a £4.0 billion reduction in Capital Resolution reflecting disposal and run offs in line with exit strategy and a £1.1 billion reduction in NatWest Markets principally due to business movements. Excluding volume growth, RWAs across PBB, CPB and NatWest Markets reduced by £3.2 billion during Q1 2017.

●	Operational risk RWAs have decreased by £1.9 billion as a result of the annual recalculation.
●	Leverage ratio decreased marginally to 5.0% as increased lending exposure was offset by movements in capital.

Capital and leverage ratios

	End-point CRR basis (1)
	31 March	31 December
	2017	2016
Risk asset ratios	%	%

CET1	14.1	13.4
Tier 1	15.9	15.2
Total	19.2	19.2

Capital	£m	£m

Tangible equity	35,186	34,982

Expected loss less impairment provisions	(1,396)	(1,371)
Prudential valuation adjustment	(377)	(532)
Deferred tax assets	(887)	(906)
Own credit adjustments	(245)	(304)
Pension fund assets	(186)	(208)
Cash flow hedging reserve	(888)	(1,030)
Other deductions	45	(8)

Total deductions	(3,934)	(4,359)

CET1 capital	31,252	30,623
AT1 capital	4,041	4,041

Tier 1 capital	35,293	34,664
Tier 2 capital	7,370	9,161

Total regulatory capital	42,663	43,825

Risk-weighted assets

Credit risk
- non-counterparty	160,100	162,200
- counterparty	20,800	22,900
Market risk	17,000	17,400
Operational risk	23,800	25,700

Total RWAs	221,700	228,200

Leverage (2)

Derivatives	204,100	247,000
Loans and advances	347,200	340,300
Reverse repos	45,500	41,800
Other assets	186,500	169,600

Total assets	783,300	798,700
Derivatives
- netting and variation margin	(204,200)	(241,700)
- potential future exposures	63,400	65,300
Securities financing transactions gross up	2,800	2,300
Undrawn commitments	55,100	58,600
Regulatory deductions and other adjustments	300	100

CRR leverage exposure	700,700	683,300

Tier 1 capital	35,293	34,664

CRR leverage ratio %	5.0	5.1

UK leverage exposure (3)	622,200	614,600

UK leverage ratio % (3)	5.7	5.6

Notes:
(1)
CRR as implemented by the PRA in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for both bases with the exception of unrealised gains on available-for-sale securities which have been included from 2015 under the PRA transitional basis.

(2)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(3)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Segment performance

	Quarter ended 31 March 2017
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,111	105	567	112	80	29	33	165	32	2,234
Other non-interest income	266	41	298	48	18	479	(85)	41	(101)	1,005
Total income - adjusted (3)	1,377	146	865	160	98	508	(52)	206	(69)	3,239
Own credit adjustments	-	(1)	-	-	-	(20)	(7)	-	(1)	(29)
Gain on redemption of own debt	-	-	-	-	-	-	-	-	2	2
Total income	1,377	145	865	160	98	488	(59)	206	(68)	3,212
Direct expenses - staff costs	(163)	(49)	(125)	(38)	(12)	(71)	(16)	(53)	(497)	(1,024)
- other costs	(64)	(12)	(55)	(7)	(3)	(17)	(9)	(11)	(620)	(798)
Indirect expenses	(489)	(47)	(268)	(68)	(28)	(233)	(44)	(20)	1,197	-
Operating expenses - adjusted (4)	(716)	(108)	(448)	(113)	(43)	(321)	(69)	(84)	80	(1,822)
Restructuring costs - direct	(20)	(19)	(39)	-	-	-	(70)	-	(429)	(577)
- indirect	(111)	(15)	(60)	(11)	(3)	(68)	(16)	-	284	-
Litigation and conduct costs	(4)	-	(3)	-	-	(31)	(6)	-	(10)	(54)
Operating expenses	(851)	(142)	(550)	(124)	(46)	(420)	(161)	(84)	(75)	(2,453)
Operating profit/(loss) before impairment (losses)/releases	526	3	315	36	52	68	(220)	122	(143)	759
Impairment (losses)/releases	(32)	24	(61)	(3)	(7)	-	45	(11)	(1)	(46)
Operating profit/(loss)	494	27	254	33	45	68	(175)	111	(144)	713
Operating profit/(loss) - adjusted (3,4)	629	62	356	44	48	187	(76)	111	10	1,371
Additional information
Return on equity (5)	24.8%	4.0%	5.7%	6.0%	12.0%	1.7%	nm	nm	nm	3.1%
Return on equity - adjusted (3,4,5)	32.0%	9.3%	8.9%	8.6%	13.0%	7.9%	nm	nm	nm	9.7%
Cost:income ratio (6)	61.8%	97.9%	62.0%	77.5%	46.9%	86.1%	nm	40.8%	nm	76.1%
Cost:income ratio - adjusted (3,4,6)	52.0%	74.0%	49.7%	70.6%	43.9%	63.2%	nm	40.8%	nm	55.8%
Total assets (£bn)	159.1	24.7	153.3	18.1	25.1	225.3	119.2	25.8	32.7	783.3
Funded assets (£bn) (7)	159.1	24.6	153.3	18.1	25.1	113.9	29.2	25.8	30.1	579.2
Net loans and advances to customers (£bn)	135.8	19.0	99.7	12.5	8.9	17.9	12.3	20.6	-	326.7
Risk elements in lending (£bn)	1.9	3.5	1.7	0.1	0.1	-	2.1	0.3	-	9.7
Impairment provisions (£bn)	(1.2)	(1.1)	(0.8)	-	-	-	(0.7)	(0.2)	(0.1)	(4.1)
Customer deposits (£bn)	146.3	16.6	97.2	25.7	25.3	8.0	7.6	24.0	0.8	351.5
Risk-weighted assets (RWAs) (£bn)	32.7	17.7	77.8	8.7	9.5	34.1	30.5	9.7	1.0	221.7
RWA equivalent (£bn) (5)	35.7	18.9	81.8	8.7	9.5	36.0	32.7	10.2	1.2	234.7
Employee numbers (FTEs - thousands)	18.2	3.1	5.4	1.7	0.8	1.2	0.3	4.3	41.2	76.2

For the notes to this table refer to page 17. nm = not meaningful

Segment performance

	Quarter ended 31 December 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,093	105	542	111	77	29	44	170	37	2,208
Other non-interest income	246	32	325	50	19	285	(329)	47	446	1,121

Total income adjusted (3)	1,339	137	867	161	96	314	(285)	217	483	3,329
Own credit adjustments	-	-	-	-	-	(29)	(8)	-	(77)	(114)
Gain on redemption of own debt	-	-	-	-	-	-	-	-	1	1
Total income	1,339	137	867	161	96	285	(293)	217	407	3,216
Direct expenses - staff costs	(161)	(57)	(130)	(39)	(12)	(64)	(23)	(60)	(479)	(1,025)
- other costs	(72)	(23)	(69)	(12)	(4)	(7)	(3)	(13)	(991)	(1,194)
Indirect expenses	(544)	(65)	(357)	(95)	(45)	(267)	(150)	(24)	1,547	-
Operating expenses - adjusted (4)	(777)	(145)	(556)	(146)	(61)	(338)	(176)	(97)	77	(2,219)
Restructuring costs - direct	(1)	(6)	(12)	(6)	(1)	(3)	(21)	-	(957)	(1,007)
- indirect	(50)	2	(34)	(8)	(1)	(43)	13	-	121	-
Litigation and conduct costs	(214)	(77)	(407)	1	(1)	(466)	(3,156)	-	192	(4,128)

Operating expenses	(1,042)	(226)	(1,009)	(159)	(64)	(850)	(3,340)	(97)	(567)	(7,354)

Operating profit/(loss) before impairment (losses)/releases	297	(89)	(142)	2	32	(565)	(3,633)	120	(160)	(4,138)
Impairment (losses)/releases	(16)	47	(83)	8	1	-	130	(11)	(1)	75

Operating profit/(loss)	281	(42)	(225)	10	33	(565)	(3,503)	109	(161)	(4,063)

Operating profit/(loss) - adjusted (3,4)	546	39	228	23	36	(24)	(331)	109	559	1,185
Additional information
Return on equity (5)	13.5%	(5.8%)	(9.1%)	1.6%	8.8%	(30.2%)	nm	nm	nm	(48.2%)
Return on equity - adjusted (3,4,5)	27.8%	5.4%	5.3%	4.5%	9.8%	(2.7%)	nm	nm	nm	8.6%
Cost:income ratio (6)	77.8%	165.0%	117.1%	98.8%	66.7%	nm	nm	44.7%	nm	230.2%
Cost:income ratio - adjusted (3,4,6)	58.0%	105.8%	62.6%	90.7%	63.5%	107.6%	nm	44.7%	nm	66.3%
Total assets (£bn)	155.6	24.1	150.5	18.6	23.4	240.0	132.5	25.8	28.2	798.7
Funded assets (£bn) (7)	155.6	24.0	150.5	18.5	23.4	100.9	27.6	25.8	25.4	551.7
Net loans and advances to customers (£bn)	132.1	18.9	100.1	12.2	8.8	17.4	12.8	20.6	0.1	323.0
Risk elements in lending (£bn)	2.0	3.5	1.9	0.1	0.1	-	2.3	0.4	-	10.3
Impairment provisions (£bn)	(1.3)	(1.2)	(0.8)	-	-	-	(0.8)	(0.2)	(0.2)	(4.5)
Customer deposits (£bn)	145.8	16.1	97.9	26.6	25.2	8.4	9.5	24.2	0.2	353.9
Risk-weighted assets (RWAs) (£bn)	32.7	18.1	78.5	8.6	9.5	35.2	34.5	9.6	1.5	228.2
RWA equivalent (£bn) (5)	35.7	19.5	82.6	8.6	9.5	37.2	37.5	10.1	1.7	242.4
Employee numbers (FTEs - thousands)	18.3	3.1	5.5	1.7	0.8	1.2	0.4	4.5	42.3	77.8

For the notes to this table refer to page 17. nm = not meaningful.

Segment performance

	Quarter ended 31 March 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn (1)	other (2)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,019	105	536	113	75	19	86	162	41	2,156
Other non-interest income	256	50	317	52	15	258	(35)	43	(298)	658

Total income - adjusted (3)	1,275	155	853	165	90	277	51	205	(257)	2,814
Own credit adjustments	-	3	-	-	-	64	108	-	81	256
Strategic disposals	-	-	-	-	-	-	(6)	-	-	(6)

Total income	1,275	158	853	165	90	341	153	205	(176)	3,064

Direct expenses - staff costs	(181)	(51)	(131)	(40)	(10)	(67)	(45)	(62)	(615)	(1,202)
- other costs	(63)	(11)	(49)	(14)	(5)	(14)	(33)	(15)	(745)	(949)
Indirect expenses	(484)	(42)	(256)	(83)	(20)	(250)	(154)	(21)	1,310	-

Operating expenses - adjusted (4)	(728)	(104)	(436)	(137)	(35)	(331)	(232)	(98)	(50)	(2,151)
Restructuring costs - direct	(13)	(6)	(1)	(1)	-	-	(7)	(20)	(190)	(238)
- indirect	(9)	-	1	(15)	(1)	(12)	(9)	-	45	-
Litigation and conduct costs	-	-	(2)	-	-	(18)	(10)	-	(1)	(31)

Operating expenses	(750)	(110)	(438)	(153)	(36)	(361)	(258)	(118)	(196)	(2,420)

Operating profit/(loss) before impairment (losses)/releases	525	48	415	12	54	(20)	(105)	87	(372)	644
Impairment (losses)/releases	(16)	13	(14)	(2)	(2)	-	(196)	(6)	-	(223)

Operating profit/(loss)	509	61	401	10	52	(20)	(301)	81	(372)	421

Operating profit/(loss) - adjusted (3,4)	531	64	403	26	53	(54)	(377)	101	(307)	440

Additional information
Return on equity (5)	26.1%	8.8%	11.1%	1.5%	16.0%	(2.6%)	nm	nm	nm	(9.6%)
Return on equity - adjusted (3,4,5)	27.3%	9.2%	11.2%	5.1%	16.3%	(4.4%)	nm	nm	nm	(9.4%)
Cost:income ratio (6)	58.8%	69.6%	49.3%	92.7%	40.0%	105.9%	nm	57.6%	nm	78.7%
Cost:income ratio - adjusted (3,4,6)	57.1%	67.1%	49.0%	83.0%	38.9%	119.5%	nm	47.8%	nm	76.1%
Total assets (£bn)	146.3	22.7	139.4	17.4	23.7	255.9	218.8	24.2	34.5	882.9
Funded assets (£bn) (7)	146.3	22.6	139.4	17.3	23.7	116.0	50.2	24.2	31.0	570.7
Net loans and advances to customers (£bn)	121.8	17.9	96.4	11.6	8.0	18.6	22.4	20.1	1.8	318.6
Risk elements in lending (£bn)	2.4	4.5	2.2	0.1	0.1	-	2.2	0.4	-	11.9
Impairment provisions (£bn)	(1.6)	(2.7)	(1.1)	-	-	-	(1.0)	(0.3)	-	(6.7)
Customer deposits (£bn)	136.9	13.7	97.1	23.2	21.6	6.7	24.9	24.3	6.6	355.0
Risk-weighted assets (RWAs) (£bn)	34.7	20.4	75.7	8.6	9.1	36.1	47.6	9.7	7.6	249.5
RWA equivalent (£bn) (5)	37.5	21.7	79.7	8.6	9.1	36.7	48.4	10.1	7.8	259.6
Employee numbers (FTEs - thousands)	21.4	3.2	6.0	1.8	0.7	1.3	1.0	5.5	51.5	92.4
nm = not meaningful.

Notes:
(1)
Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented W&G has not operated as a separate legal entity.

(2)	Central items include unallocated transactions which principally comprise volatile items under IFRS and balances in relation to international private banking for Q1 2016.
(3)	Excluding own credit adjustments, gain on redemption of own debt and strategic disposals.
(4)	Excluding restructuring costs and litigation and conduct costs.
(5)
RBS's CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to Q1 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to Q1 2017), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(6)	Operating lease depreciation included in income (Q1 2017 - £36 million; Q4 2016 - £37 million and Q1 2016 - £38 million).
(7)	Funded assets exclude derivative assets.

Segment performance

	Quarter ended
	31 March	31 December	31 March
	2017	2016	2016
Total income by segment	£m	£m	£m

UK PBB
Personal advances	225	215	204
Personal deposits	204	184	168
Mortgages	590	598	564
Cards	137	150	142
Business banking	194	188	182
Other	27	4	15
Total	1,377	1,339	1,275

Ulster Bank RoI
Corporate	45	34	56
Retail	100	101	100
Other	-	2	2

Total	145	137	158

Commercial Banking
Commercial lending	468	503	436
Deposits	123	109	125
Asset and invoice finance	171	175	177
Other	103	80	115
Total	865	867	853

Private Banking
Investments	25	23	28
Banking	135	138	137
Total	160	161	165

RBS International	98	96	90

NatWest Markets
Rates	325	129	121
Currencies	128	157	144
Financing	88	78	42
Other	(33)	(50)	(30)
Total excluding own credit adjustments	508	314	277
Own credit adjustments	(20)	(29)	64
Total	488	285	341

Capital Resolution
Portfolio and GTS	16	34	52
Shipping	5	6	16
Markets	16	6	(29)
Other	(39)	(6)	8
Total excluding disposals and own credit adjustments	(2)	40	47
Disposal losses	(50)	(325)	(2)
Own credit adjustments	(7)	(8)	108
Total	(59)	(293)	153

Williams & Glyn (1)
Retail	119	129	115
Commercial	87	88	90
Total	206	217	205

Central items	(68)	407	(176)
Total RBS	3,212	3,216	3,064

Note:
(1)
Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented Williams & Glyn has not operated as a separate legal entity.

Segment performance

	Quarter ended
	31 March	31 December	31 March
	2017	2016	2016
Impairment losses/(releases) by segment	£m	£m	£m
UK PBB
Personal advances	28	38	6
Mortgages	(18)	(39)	4
Business banking	2	(3)	-
Cards	20	20	6
Total	32	16	16

Ulster Bank RoI
Mortgages	(14)	(30)	1
Commercial real estate
- investment	2	(1)	(5)
- development	(3)	(1)	(2)
Other lending	(9)	(15)	(7)
Total	(24)	(47)	(13)

Commercial Banking
Commercial real estate	2	8	(2)
Asset and invoice finance	16	21	3
Private sector services (education, health etc)	(2)	7	1
Banks & financial institutions	1	-	-
Wholesale and retail trade repairs	7	6	3
Hotels and restaurants	3	7	-
Manufacturing	2	1	1
Construction	-	13	1
Other	32	20	7
Total	61	83	14

Private Banking	3	(8)	2

RBS International	7	(1)	2

Capital Resolution	(45)	(130)	196

Williams & Glyn (1)
Retail	8	7	5
Commercial	3	4	1
Total	11	11	6

Central items	1	1	-
Total RBS	46	(75)	223

	31 March	31 December	31 March
	2017	2016	2016
Analysis of Capital Resolution RWAs by portfolio	£bn	£bn	£bn
Portfolio and GTS	2.8	3.2	8.5
Shipping	2.4	2.8	4.2
Markets	14.0	15.8	22.4
Alawwal Bank	7.8	7.9	7.3
Other	1.7	2.0	2.4
Total credit and market risk RWAs	28.7	31.7	44.8
Operational risk	1.8	2.8	2.8
Total RWAs	30.5	34.5	47.6

Note:
(1)
Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented Williams & Glyn has not operated as a separate legal entity.

Segment performance

	31 March	31 December	31 March
	2017	2016	2016
Loans and advances to customers (gross) by segment (1)	£bn	£bn	£bn
UK PBB
Personal advances	6.1	6.0	6.0
Mortgages	120.6	117.1	108.0
Business banking	6.6	6.4	5.5
Cards	3.7	3.9	3.9
Total	137.0	133.4	123.4

Ulster Bank RoI
Mortgages	15.0	15.3	14.8
Commercial real estate
- investment	0.8	0.7	1.0
- development	0.2	0.2	0.6
- other lending	4.1	3.9	4.2
Total	20.1	20.1	20.6

Commercial Banking
Commercial real estate	17.1	16.9	17.5
Asset and invoice finance	14.2	14.1	14.4
Private sector services (education, health etc)	6.8	6.9	7.0
Banks & financial institutions	8.9	8.9	7.4
Wholesale and retail trade repairs	8.3	8.4	8.3
Hotels and restaurants	3.9	3.7	3.5
Manufacturing	6.3	6.6	6.4
Construction	2.2	2.1	2.2
Other	32.8	33.3	30.8
Total	100.5	100.9	97.5

Private Banking
Personal advances	2.2	2.3	2.6
Mortgages	7.4	7.0	6.8
Other	2.9	2.9	2.2
Total	12.5	12.2	11.6

RBS International
Corporate	6.3	6.2	5.4
Mortgages	2.6	2.6	2.6
Total	8.9	8.8	8.0

Capital Resolution	13.0	13.6	23.4

Williams & Glyn (2)
Retail	12.3	12.3	11.7
Commercial	8.5	8.5	8.7
Total	20.8	20.8	20.4

Central items	0.1	0.3	1.8

Balance sheet
NatWest Markets
Loans and advances to customer (excluding reverse repos)	17.9	17.4	18.6
Loans and advances to banks (excluding reverse repos) (3)	4.9	3.3	5.2
Reverse repos	40.8	38.6	40.4
Securities	25.4	22.0	29.5
Cash and eligible bills	15.0	13.4	12.2
Other	9.9	6.2	10.1
Total funded assets	113.9	100.9	116.0

Notes:
(1)	Excludes reverse repurchase agreements and includes disposal groups.
(2)
Williams & Glyn refers to the business formerly intended to be divested as a separate legal entity and comprises RBS England and Wales branch-based businesses, along with certain small and medium enterprises and corporate activities across the UK. During the period presented Williams & Glyn has not operated as a separate legal entity.

(3)	Excludes disposal groups.

Segment performance

UK Personal & Business Banking
●
Operating profit was £494 million compared with £509 million in Q1 2016 with income growth of £102 million, or 8.0%, more than offset by a £16 million increase in impairments and a £109 million higher restructuring charge. Return on equity of 24.8% compared with 26.1% in Q1 2016. Adjusted operating profit of £629 million was £98 million, or 18.5%, higher than Q1 2016.

●
UK PBB continued to deliver support for both personal and business customers with net loans and advances of £135.8 billion up £14.0 billion, or 11.5%, compared with Q1 2016 driven by continued strong growth across key product areas. Gross new mortgage lending in the quarter of £7.8 billion was 10% higher than Q1 2016 with market share of new mortgages at approximately 13% supporting growth in stock share to approximately 9.0% at 31 March 2017, up from 8.8% at 31 December 2016 and 8.3% at 31 March 2016. Positive momentum continued across business banking lending with balances up 4.7%, excluding transfers of £0.9 billion as at 31 March 2017, compared with Q1 2016. Margins across asset products were stable with Q4 2016, although we have seen more aggressive new business pricing in the quarter from competitors.

●
Customer deposits increased by £9.4 billion, or 6.9%, to £146.3 billion compared with Q1 2016 largely driven by personal current account balance growth of 12.1%. Continued strong balance growth in Q1 2017 has offset lower hedge income in personal current accounts.

●
We continue to see higher customer retention and deepening relationships from our Reward Account proposition with overall current account attrition 14% lower than Q1 2016. The Reward Account is being re-positioned from 26 June 2017 with a reduced monthly fee and cashback reduced to 2% from the current 3% level.

●
The number of active mobile users has increased by over 4% to 4.3 million since Q4 2016. Our mobile app won Best Banking App at the British Bank Awards, helping maintain strong customer advocacy for our growing number of mobile customers. Total branch service transactions have reduced by 10% since Q1 2016. In recognition of this customer behaviour shift we have announced the closure of approximately 250 branches over 2017, from 1,315 at the end of 2016. However, we continue to invest in our network and enhance our digital capabilities for our customers.

●
Total income of £1,377 million was £102 million, or 8.0%, higher than Q1 2016. Net interest income increased by £92 million, or 9.0%, principally reflecting strong volume growth and savings re-pricing benefits partially offset by a decline in current account hedge returns and lower mortgage margins. Non-interest income increased by £10 million, or 3.9%, compared with Q1 2016 primarily due to a £7 million debt sale profit. Compared with Q4 2016, non-interest income increased by £20 million due to an annual home insurance profit share of £20 million.

●
Net interest margin increased by 7 basis points to 3.01% compared with Q4 2016 driven by the full effect of savings re-pricing in November 2016. Mortgage book margins were broadly stable as were the level of average SVR balances from Q4 2016 to Q1 2017 at around 11% of total mortgage balances.

●
Adjusted expenses of £716 million were £12 million, or 1.6%, lower than Q1 2016, with direct costs £17 million, or 7.0%, down due to a 15.0% reduction in FTEs driving reduced staff costs, partially offset by increased technology infrastructure investment costs. Adjusted cost:income ratio decreased from 57.1% to 52.0%. Compared with Q4 2016, adjusted expenses reduced by £61 million reflecting a £35 million intangible asset write down and a £34 million bank levy charge in Q4 2016, partially offset by higher technology infrastructure investment in ATM and cash deposit machines and branch refurbishment costs.

●
Restructuring costs of £131 million were £109 million higher than Q1 2016 largely due to a £92 million charge for property exits as we rationalise our back office property location strategy and branch distribution network.

●
The net impairment charge of £32 million, 9 basis points of gross customer loans, continued to reflect benign credit conditions. Defaults in Q1 2017 continue to remain at very low levels across all portfolios.

●
RWAs were £2.0 billion, or 5.8%, lower than Q1 2016 with lending growth more than offset by asset mix benefits from lower card balances and improved credit quality, reflecting the continued benign credit conditions.

Segment performance

Ulster Bank RoI
●
An operating profit of €32 million for the quarter compared with €78 million in Q1 2016. The decrease in operating profit primarily reflects the non recurrence of asset disposal benefits in Q1 2016 (€28 million), reduced income on free funds (€14 million) and an increase in restructuring costs in Q1 2017(€31 million) associated with recent announcements to invest in and transform key segments of the business. Adjusted operating profit of €72 million was €10 million, or 12.2%, lower than Q1 2016. Adjusted return on equity of 9.3% compared with 9.2% in Q1 2016.

●
Ulster Bank RoI added a further €0.2 billion of gross new mortgage lending in the quarter, up 25% compared with Q1 2016. The low yielding tracker mortgage portfolio declined by €0.9 billion to €10.8 billion.

●	Customer deposits increased €2.1 billion, or 12.1%, compared with Q1 2016 largely driven by an increase in commercial customer funding. The loan:deposit ratio reduced by 17 percentage points to 114%.
●	A non-recurring profit of €28 million relating to asset disposals was recognised in Q1 2016, of which €14 million was reported in income.
●
Total income of €168 million was €37 million, or 18.0%, lower than Q1 2016. Excluding the €14 million asset disposal gain, income decreased by €23 million primarily due to reduced income on free funds and a €3 million interim adjustment to the pricing of FX transactions between Ulster Bank RoI and NatWest Markets, pending completion of a detailed pricing review.

●
Compared with Q4 2016 total income increased €12 million, or 7.7%, primarily due to income recognised on a cohort of non performing loans in Q1 2017 which contributed to a 15 basis point increase in net interest margin to 1.74%.

●
Adjusted operating expenses of €125 million were €11 million, or 8.1%, lower than Q1 2016, largely reflecting progress in the delivery of cost saving initiatives and one off accrual releases of €8 million in Q1 2017, partially offset by a €4 million reduction in costs recharged to other business segments. Adjusted cost:income ratio increased from 67.1% to 74.0%. Restructuring costs of €39 million were €31 million higher than Q1 2016 reflecting recent announcements to invest in and restructure the bank, including the closure of 22 branches.

●
Adjusted operating expenses were €44 million lower than Q4 2016 largely driven by intangible asset write-offs and a reduction in costs recharged to other business segments in Q4 2016, in addition to business driven savings and a one off accrual release in Q1 2017.

●
Risk elements in lending reduced by €1.7 billion or 29.8% to €4.0 billion compared with Q1 2016, and benefited from the sale of a portfolio of loans in 2016. As at end Q1 2017, REIL were 17.0% of gross customer loans.

●
RWAs of €20.8 billion reduced by €4.9 billion, or 19.1%, compared with Q1 2016 driven by the sale of a portfolio of non-performing loans, combined with adjustments to the mortgage modelling approach and an improvement in the macro economic environment. RWAs on the tracker mortgage portfolio reduced by €2.5 billion, or 25.3%, compared with Q1 2016 to €7.5 billion.

Segment performance

Commercial Banking
●
Operating profit of £254 million compared with £401 million in Q1 2016. Adjusted operating profit of £356 million was £47 million, or 11.7%, lower than Q1 2016, principally reflecting an increased number of specific impairment losses taken in the quarter. An adjusted return on equity of 8.9% compared with 11.2% in Q1 2016.

●
Net loans and advances increased by £3.3 billion, or 3.4%, compared with Q1 2016 reflecting increased borrowing across sectors. Compared with Q4 2016, net loans and advances decreased by £0.4 billion as reductions in exposures with weak returns have been partially offset by growth in some segments.

●
Total income of £865 million was £12 million, or 1.4%, higher than Q1 2016 principally reflecting higher asset volumes. Net interest margin fell by 12 basis points from Q1 2016 to 1.76% driven by asset margin pressure in a competitive market and lower rate environment. Compared with Q4 2016, net interest margin increased by 8 basis points due to the active re-pricing of the deposit book and asset pricing actions on new lending.

●
Adjusted operating expenses increased by £12 million, or 2.8%, compared with Q1 2016, reflecting the non recurrence of one off releases in Q1 2016, with underlying cost reductions of £11 million driven by a 10.0% reduction in front office headcount. Adjusted cost:income ratio was 49.7% compared with 49.0% in Q1 2016.

●	Net impairment losses of £61 million, 24 basis points of gross customer loans, were £47 million higher than Q1 2016 with four specific impairment charges totalling £47 million in the quarter.
●
RWAs were £77.8 billion, an increase of £2.1 billion compared to Q1 2016, reflecting asset growth partially offset by reduced RWA intensity. Compared with Q4 2016, RWAs reduced by £0.7 billion reflecting planned reductions in exposures with weak returns, partially offset by moderate growth in some segments.

Private Banking
●	Operating profit of £33 million was £23 million higher than Q1 2016 principally reflecting lower operating expenses. An adjusted return on equity of 8.6% compared with 5.1% in Q1 2016.
●
Total income of £160 million decreased by £5 million, or 3.0%, compared with Q1 2016 as the benefit of increased asset volumes has been more than offset by reduced net interest margin, down 22 basis points to 2.58% primarily reflecting the competitive market and low rate environment.

●
Adjusted operating expenses were £24 million, or 17.5%, lower than Q1 2016 at £113 million principally reflecting management actions to reduce operational costs. Adjusted cost:income ratio of 70.6% compared with 83.0% in Q1 2016.

●
Net loans and advances increased by £0.9 billion, or 7.8%, to £12.5 billion compared with Q1 2016 driven by mortgages. Assets under management of £17.8 billion were £3.8 billion higher compared with Q1 2016 reflecting underlying growth in net new assets and positive market returns. In addition, investment cash balances were included in assets under management for the first time in Q3 2016. Excluding this, growth was £2.6 billion.

RBS International
●
Operating profit of £45 million was £7 million, or 13.5%, lower than Q1 2016 driven by higher operating expenses, partially offset by increased income. An adjusted return on equity of 13.0% compared with 16.3% in Q1 2016.

●
Total income increased by £8 million, or 8.9%, to £98 million compared with Q1 2016 reflecting higher asset volumes. Net interest margin was broadly stable on Q1 2016 at 1.41% as asset and liability margin pressures have been offset by mitigating pricing actions.

●
Adjusted operating expenses were £8 million, or 22.9%, higher than Q1 2016 at £43 million principally reflecting increased regulatory and remediation costs (a combined £5 million). Adjusted cost:income ratio of 43.9% compared with 38.9% in Q1 2016.

●
Net loans and advances to customers increased by £0.9 billion, or 11.3%, to £8.9 billion compared with Q1 2016 principally reflecting balance draw-downs in the funds sector lending portfolio and foreign exchange movements.

●
Customer deposits increased by £3.7 billion, or 17.1%, to £25.3 billion principally reflecting the transfer in of the Luxembourg branch from Capital Resolution in Q2 2016 and foreign exchange movements.

Segment performance

NatWest Markets
●
An operating profit of £68 million compared with an operating loss of £20 million in Q1 2016. Adjusted operating profit of £187 million compared with an adjusted operating loss of £54 million in Q1 2016, with the improvement principally reflecting an increase in adjusted income. This generated an adjusted return on equity of 7.9% for the quarter.

●
Adjusted income increased by £231 million, or 83.4%, to £508 million. The increase reflected a consistent level of customer activity and an improved trading environment compared to a particularly difficult Q1 2016, notably in Rates. Total income, which includes own credit adjustments, increased by £147 million, or 43.1%, to £488 million compared with £341 million in Q1 2016.

●
Total expenses increased by £59 million, or 16.3%, principally reflecting an increase in restructuring costs. Adjusted operating expenses of £321 million were £10 million, or 3.0%, lower than Q1 2016, and £17 million lower than Q4 2016 driven by non-repeat of the annual bank levy charge of £13 million.

●
Funded assets decreased by £2.1 billion to £113.9 billion compared with Q1 2016. Compared with Q4 2016, funded assets increased by £13.0 billion in the quarter following the seasonally low levels of activity at the end of 2016.

●	RWAs decreased by £2.0 billion compared with Q1 2016 to £34.1 billion principally due to business movements, partially offset by an increase due to the weakening of sterling.

Capital Resolution
●	RWAs reduced by £4.0 billion in the quarter to £30.5 billion primarily reflecting disposal activity and updates to operational risk.
●
An operating loss of £175 million compared with a £301 million loss in Q1 2016. Total income losses of £59 million compared with income of £153 million in Q1 2016, reflecting a £115 million decrease in own credit adjustments and increased disposal losses, up £48 million to £50 million.

●	Adjusted expenses of £69 million reduced by £163 million, or 70.3%, compared with Q1 2016, principally reflecting the impact of a 791 reduction in headcount to 254 FTEs by the end Q1 2017.
●	A net impairment release of £45 million was recorded in the quarter, compared with a net impairment loss of £196 million in Q1 2016 which was driven by a shipping portfolio charge of £226 million.
●
RWAs have fallen by £17.1 billion to £30.5 billion from Q1 2016, primarily due to run-off and loan portfolio disposals. Funded assets have reduced by £21.0 billion to £29.2 billion for the same period.

Williams & Glyn
●	Operating profit of £111 million was £30 million, or 37.0%, higher than Q1 2016 due to a £13 million, or 16.9%, reduction in direct expenses and a £20 million restructuring charge incurred in Q1 2016.
●
Total income was broadly stable at £206 million compared with Q1 2016. Net interest income was £3 million, or 1.9%, higher driven by retail deposits, largely offset by a £2 million, or 4.7%, reduction in non-interest income.

●
Operating expenses of £84 million were £34 million, or 28.8%, lower than Q1 2016 driven by reduced staff and restructuring costs. Direct expenses were £13 million, or 16.9%, lower driven by a substantial reduction in FTEs, down over 1,000 compared with Q1 2016.

●	A net impairment loss of £11 million compared with £6 million in Q1 2016, and reflects the continued benign credit conditions.
●	Net loans and advances increased by £0.5 billion, or 2.5%, to £20.6 billion compared with Q1 2016 driven by a £0.3 billion increase in mortgage balances.
●	Customer deposits were broadly stable at £24.0 billion compared with Q1 2016.

Central items & other
●
Central items not allocated represent a charge of £144 million in the quarter compared with a charge of £372 million in Q1 2016. Treasury funding costs were a charge of £52 million, compared with a charge of £286 million in Q1 2016, and included a £52 million foreign exchange loss (Q1 2016 - £52 million gain) and a £18 million charge for volatile items under IFRS (Q1 2016 - £356 million charge). Restructuring costs of £145 million included a £73 million net settlement charge related to the RBS Netherlands pension scheme. These were partially offset by a £51 million VAT recovery recognised in the quarter.

Selected statutory financial statements

Condensed consolidated income statement for the period ended 31 March 2017

	Quarter ended
	31 March	31 December	31 March
	2017	2016	2016
	£m	£m	£m

Interest receivable	2,732	2,770	2,845
Interest payable	(498)	(562)	(689)
Net interest income (1)	2,234	2,208	2,156

Fees and commissions receivable	822	821	866
Fees and commissions payable	(217)	(213)	(212)
Income from trading activities	399	590	38
Gain on redemption of own debt	2	1	-
Other operating income	(28)	(191)	216
Non-interest income	978	1,008	908

Total income	3,212	3,216	3,064

Staff costs	(1,315)	(1,142)	(1,323)
Premises and equipment	(377)	(382)	(324)
Other administrative expenses	(419)	(5,511)	(575)
Depreciation and amortisation	(342)	(249)	(178)
Write down of intangible assets	-	(70)	(20)

Operating expenses	(2,453)	(7,354)	(2,420)

Profit/(loss) before impairment (losses)/releases	759	(4,138)	644
Impairment (losses)/releases	(46)	75	(223)

Operating profit/(loss) before tax	713	(4,063)	421
Tax charge	(327)	(244)	(80)

Profit/(loss) for the period	386	(4,307)	341

Attributable to:
Non-controlling interests	11	(27)	22
Preference share and other dividends	116	161	94
Dividend access share	-	-	1,193
Ordinary shareholders	259	(4,441)	(968)

	386	(4,307)	341

Earnings/(loss) per ordinary share (EPS)
Basic and diluted EPS from continuing and discontinued operations (2)	2.2p	(37.7p)	(8.3p)
Basic and diluted EPS from continuing operations (2)	2.2p	(37.7p)	(8.3p)

Notes:
(1)	Negative interest on loans and advances is classed as interest payable. Negative interest on customer deposits classed as interest receivable. Q1 2016 has been re-presented accordingly.
(2)	There is no dilutive impact in any period.

Selected statutory financial statements

Condensed consolidated statement of comprehensive income for the period ended 31 March 2017
	Quarter ended
	31 March	31 December	31 March
	2017	2016	2016
	£m	£m	£m

Profit/(loss) for the period	386	(4,307)	341

Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	(21)	(2)	(529)
Loss on fair value of credit in financial liabilities designated at fair value
through profit or loss due to own credit risk	(20)	-	-
Tax	(16)	3	143

	(57)	1	(386)

Items that do qualify for reclassification
Available-for-sale financial assets	60	68	(8)
Cash flow hedges	(189)	(750)	946
Currency translation	(6)	(13)	582
Tax	33	191	(238)

	(102)	(504)	1,282

Other comprehensive (loss)/income after tax	(159)	(503)	896

Total comprehensive income/(loss) for the period	227	(4,810)	1,237

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	10	(36)	72
Preference shareholders	40	68	56
Paid-in equity holders	76	93	38
Dividend access share	-	-	1,193
Ordinary shareholders	101	(4,935)	(122)

	227	(4,810)	1,237

Selected statutory financial statements

Condensed consolidated balance sheet as at 31 March 2017

	31 March	31 December
	2017	2016
	£m	£m

Assets
Cash and balances at central banks	83,160	74,250
Net loans and advances to banks	20,513	17,278
Reverse repurchase agreements and stock borrowing	18,200	12,860
Loans and advances to banks	38,713	30,138
Net loans and advances to customers	326,733	323,023
Reverse repurchase agreements and stock borrowing	27,251	28,927
Loans and advances to customers	353,984	351,950
Debt securities	76,656	72,522
Equity shares	691	703
Settlement balances	9,128	5,526
Derivatives	204,052	246,981
Intangible assets	6,464	6,480
Property, plant and equipment	4,996	4,590
Deferred tax	1,697	1,803
Prepayments, accrued income and other assets	3,642	3,700
Assets of disposal groups	92	13

Total assets	783,275	798,656

Liabilities
Bank deposits	40,276	33,317
Repurchase agreements and stock lending	5,988	5,239
Deposits by banks	46,264	38,556
Customer deposits	351,498	353,872
Repurchase agreements and stock lending	38,978	27,096
Customer accounts	390,476	380,968
Debt securities in issue	28,163	27,245
Settlement balances	9,210	3,645
Short positions	28,519	22,077
Derivatives	196,224	236,475
Provisions for liabilities and charges	11,619	12,836
Accruals and other liabilities	6,938	6,991
Retirement benefit liabilities	186	363
Deferred tax	637	662
Subordinated liabilities	15,514	19,419
Liabilities of disposal groups	14	15

Total liabilities	733,764	749,252

Equity
Non-controlling interests	805	795
Owners' equity*
Called up share capital	11,843	11,823
Reserves	36,863	36,786

Total equity	49,511	49,404

Total liabilities and equity	783,275	798,656

*Owners' equity attributable to:
Ordinary shareholders	41,650	41,462
Other equity owners	7,056	7,147

	48,706	48,609

The parent company distributable reserves at 31 March 2017 were £7.9 billion (31 December 2016 - £8.0 billion).

Selected statutory financial statements

Condensed consolidated statement of changes in equity for the period ended 31 March 2017

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2017	41,926	4,582	(12,936)	15,037	48,609	795	49,404
Profit attributable to ordinary shareholders
and other equity owners	-	-	375	-	375	11	386
Other comprehensive income
- changes in fair value of credit in financial
liabilities designated at fair value through profit
or loss due to own credit risk	-	-	(20)	-	(20)	-	(20)
- other amounts recognised in equity	-	-	(21)	128	107	(1)	106
- amounts transferred from equity to profit or loss	-	-	-	(289)	(289)	-	(289)
- recycled to profit or loss on disposal
of businesses (1)	-	-	-	27	27	-	27
- tax	-	-	(16)	33	17	-	17
Preference share and other dividends paid	-	-	(116)	-	(116)	-	(116)
Shares and securities issued during the period	69	-	(4)	-	65	-	65
Reclassification of paid-in equity (2)	-	(91)	-	-	(91)	-	(91)
Share-based payments - gross	-	-	(38)	-	(38)	-	(38)
Movement in own shares held	60	-	-	-	60	-	60
At 31 March 2017	42,055	4,491	(12,776)	14,936	48,706	805	49,511

							31 March
							2017
Total equity is attributable to:							£m
Non-controlling interests							805
Preference shareholders							2,565
Paid-in equity holders							4,491
Ordinary shareholders							41,650
							49,511
*Other reserves consist of:
Merger reserve							10,881
Available-for-sale reserve							287
Cash flow hedging reserve							888
Foreign exchange reserve							2,880
							14,936
Notes:
(1)	No tax impact.
(2)	Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust D in March 2017.

Notes

1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with RBS's 2016 Annual Report and Accounts which was prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies
Ahead of adopting IFRS 9 Financial Instruments from 1 January 2018 RBS has adopted the provisions in respect of the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss from 1 January 2017.  Accordingly, a loss of £20 million has been reported in the Consolidated Statement of Other Comprehensive Income instead of in the Consolidated Income Statement. Comparatives have not been restated, however, in Q1 2016 a gain of £108 million was included in the Consolidated Income Statement. Own credit adjustments on financial liabilities held for trading will continue to be recognised in the Consolidated Income Statement, a loss of £29 million was reported in Q1 2017 (Q1 2016 - gain of £148 million).

Apart from the above RBS's principal accounting policies are as set out on pages 297 to 306 of the 2016 Annual Report and Accounts. Other amendments to IFRS effective for 2017 have not had a material effect on RBS's Q1 2017 results.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of RBS's financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 306 to 308 of RBS's 2016 Annual Report and Accounts.

Going concern
Having reviewed RBS's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 31 March 2017 have been prepared on a going concern basis.

2. Provisions for liabilities and charges
	Payment	Other	Residential	Litigation
	protection	customer	mortgage	and other
	insurance	redress (1)	backed securities	regulatory	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2017	1,253	1,105	6,752	1,918	1,808	12,836
Currency translation and other movements	-	(1)	(114)	(13)	10	(118)
Charge to income statement	-	-	-	32	204	236
Releases to income statement	-	(2)	-	(3)	(39)	(44)
Provisions utilised	(78)	(99)	-	(950)	(164)	(1,291)
At 31 March 2017	1,175	1,003	6,638	984	1,819	11,619

Note:
(1)	Closing provision predominantly relates to investment advice, packaged accounts (including costs) and tracker mortgages.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. RBS will continue to monitor the position closely and refresh the underlying assumptions.

3. Litigation, investigations and reviews

RBS's 2016 Annual Report and Accounts issued on 24 February 2017 included comprehensive disclosures about RBS's litigation, investigations and reviews in Note 31. Set out below are the material developments in these matters since the 2016 Annual Report & Accounts were published. RBS generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously RBS's position in the matter.

Notes

3. Litigation, investigations and reviews (continued)

Litigation

RMBS-related litigation in the US
RBS is in discussions with the US Federal Housing Finance Agency (FHFA) in relation to its primary lawsuit (which is described in the 2016 Annual Report & Accounts) but there can be no assurance as to whether such discussions will continue or result in a settlement. As it has previously stated, RBS reiterates that in connection with its RMBS litigation matters and RMBS investigations taken as a whole, further substantial provisions and costs may be recognised and, depending upon the final outcomes, other adverse consequences may occur.

UK 2008 rights issue shareholder litigation
In December 2016 RBS concluded full and final settlements with four of the five shareholder groups representing 78% of the claims by value. Further, RBS has recently concluded a full and final settlement, without any admission of liability, with shareholders representing around 40% by value of the remaining claimant group.  As part of this further settlement, RBS has made available an additional sum in respect of the costs incurred by the remaining group of claimants since December 2016, subject to claim validation.  RBS has now reached a resolution with shareholders representing 87% of the original claims by value in the litigation. Should the remaining group’s claim not be settled with all claimants, the court timetable provides that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions will commence on 22 May 2017.

London Interbank Offered Rate (LIBOR)
As previously disclosed, certain members of the Group have been named as defendants in US class actions relating to alleged manipulation of various interest rate benchmarks, each of which is pending in the United States District Court for the Southern District of New York. On 10 March 2017, the court in the action relating primarily to over-the-counter derivatives allegedly linked to JPY LIBOR and Euroyen TIBOR dismissed the case on the ground that the plaintiffs lack standing.  The plaintiffs are seeking to amend their complaint in an attempt to address the deficiencies identified by the court in its dismissal order.

FX antitrust litigation
As previously disclosed, RBS plc is a defendant in an FX-related antitrust class action pending in the United States District Court for the Southern District of New York, on behalf of an alleged class of “consumers and end-user businesses.” On 24 March 2017, the court granted a motion to dismiss the complaint in this matter on the ground that the purported class lacks standing to pursue antitrust claims.

Claim by the US Federal Deposit Insurance Corporation
On 10 March 2017, the US Federal Deposit Insurance Corporation (FDIC), on behalf of 39 failed US banks, issued a claim in the High Court of Justice of England and Wales against RBS, other LIBOR panel banks and the British Bankers’ Association, alleging collusion with respect to the setting of USD LIBOR. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law. The FDIC previously asserted many of the same USD LIBOR-related claims against RBS and others in a lawsuit pending in the United States District Court for the Southern District of New York, though most of the claims in that case have been dismissed as a result of a series of rulings by that court.

Investigations and reviews

Payment Protection Insurance (PPI)
On 2 March 2017, the FCA published Policy Statement 17/3 containing its final rules and guidance on PPI complaint handling.  The Policy Statement made clear the FCA’s intention to implement a two year PPI complaints deadline with effect from 29 August 2017, bringing an end to new PPI complaints in August 2019.  New rules for the handling of Plevin complaints will also come into force on 29 August 2017. The proposals in the Policy Statement are largely as previously anticipated and RBS does not currently consider that an additional provision will be required.

Recent media coverage indicates that a claims management company may issue judicial review proceedings challenging the FCA’s proposed 2019 deadline.

Notes

3. Litigation, investigations and reviews (continued)
Supervisory investigation in relation to Coutts & Co Ltd
On 11 April 2017, the Hong Kong Monetary Authority (HKMA) announced that its supervisory investigation in relation to the Hong Kong branch of Coutts & Co Ltd (a member of the Group incorporated in Switzerland) had revealed breaches of local anti-money laundering requirements for which the HKMA has imposed financial penalties of HKD 7 million.

Regulator requests concerning certain historic Russian transactions
Recent media coverage has highlighted an alleged money laundering scheme involving Russian entities between 2010 and 2014. Allegedly certain European banks, including RBS and 16 other UK based financial institutions, and certain US banks, were involved in processing certain transactions associated with this scheme. In common with other banks, RBS is responding to requests for information from the FCA, PRA and regulators in other jurisdictions.

4. Post balance sheet events
Other than matters disclosed, there have been no further significant events between 31 March 2017 and the date of approval of this announcement.

Forward-looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBS's transformation programme, including the further restructuring of the NatWest Markets business; the satisfaction of the Group's residual EU State Aid obligations; the continuation of RBS's balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group's strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the Group's 2016 Annual Report on  Form 20-F and other materials filed with, or furnished to, the US Securities and Exchange Commission, and other uncertainties discussed in this document. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is or may be subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from the EU Referendum; RBS's ability to satisfy its residual EU State Aid obligations and the timing thereof; RBS's ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring-fencing regime and related costs; RBS's ability to successfully implement the various initiatives that are comprised in its transformation programme, particularly the proposed further restructuring of the NatWest Markets business, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBS will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the exposure of RBS to cyber-attacks and its ability to defend against such attacks; RBS's ability to achieve its capital and leverage requirements or targets which will depend in part on RBS's success in reducing the size of its business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBS's ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS, RBS entities or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS's strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

Forward-looking statements

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to RBS's business and will increase as a result of RBS's significant restructuring initiatives being concurrently implemented; the potential negative impact on RBS's business of global economic and financial market conditions and other global risks; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates as well as divergences in regulatory requirements in the jurisdictions in which RBS operates; the risks relating to RBS's IT systems or a failure to protect itself and its customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBS's capital position; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; RBS's ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS's financial statements or adversely impact its capital position; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject; the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Appendix
Segmental Income statement reconciliations

Segmental income statement reconciliations
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn	other	RBS
Quarter ended 31 March 2017	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Total income - statutory	1,377	145	865	160	98	488	(59)	206	(68)	3,212
Own credit adjustments	-	1	-	-	-	20	7	-	1	29
Gain on redemption of own debt	-	-	-	-	-	-	-	-	(2)	(2)
Total income - adjusted	1,377	146	865	160	98	508	(52)	206	(69)	3,239
Operating expenses - statutory	(851)	(142)	(550)	(124)	(46)	(420)	(161)	(84)	(75)	(2,453)
Restructuring costs - direct	20	19	39	-	-	-	70	-	429	577
- indirect	111	15	60	11	3	68	16	-	(284)	-
Litigation and conduct costs	4	-	3	-	-	31	6	-	10	54
Operating expenses - adjusted	(716)	(108)	(448)	(113)	(43)	(321)	(69)	(84)	80	(1,822)
Impairment (losses)/releases	(32)	24	(61)	(3)	(7)	-	45	(11)	(1)	(46)
Operating profit/(loss) - statutory	494	27	254	33	45	68	(175)	111	(144)	713
Operating profit/(loss) - adjusted	629	62	356	44	48	187	(76)	111	10	1,371

Additional information
Return on equity (1)	24.8%	4.0%	5.7%	6.0%	12.0%	1.7%	nm	nm	nm	3.1%
Return on equity - adjusted (1,2)	32.0%	9.3%	8.9%	8.6%	13.0%	7.9%	nm	nm	nm	9.7%
Cost income ratio (3)	61.8%	97.9%	62.0%	77.5%	46.9%	86.1%	nm	40.8%	nm	76.1%
Cost income ratio - adjusted (2,3)	52.0%	74.0%	49.7%	70.6%	43.9%	63.2%	nm	40.8%	nm	55.8%

Quarter ended 31 December 2016
Income statement
Total income - statutory	1,339	137	867	161	96	285	(293)	217	407	3,216
Own credit adjustments	-	-	-	-	-	29	8	-	77	114
Gain on redemption of own debt	-	-	-	-	-	-	-	-	(1)	(1)
Total income - adjusted	1,339	137	867	161	96	314	(285)	217	483	3,329
Operating expenses - statutory	(1,042)	(226)	(1,009)	(159)	(64)	(850)	(3,340)	(97)	(567)	(7,354)
Restructuring costs - direct	1	6	12	6	1	3	21	-	957	1,007
- indirect	50	(2)	34	8	1	43	(13)	-	(121)	-
Litigation and conduct costs	214	77	407	(1)	1	466	3,156	-	(192)	4,128
Operating expenses - adjusted	(777)	(145)	(556)	(146)	(61)	(338)	(176)	(97)	77	(2,219)
Impairment (losses)/releases	(16)	47	(83)	8	1	-	130	(11)	(1)	75
Operating profit/(loss) - statutory	281	(42)	(225)	10	33	(565)	(3,503)	109	(161)	(4,063)
Operating profit/(loss) - adjusted	546	39	228	23	36	(24)	(331)	109	559	1,185

Additional information
Return on equity (1)	13.5%	(5.8%)	(9.1%)	1.6%	8.8%	(30.2%)	nm	nm	nm	(48.2%)
Return on equity - adjusted (1,2)	27.8%	5.4%	5.3%	4.5%	9.8%	(2.7%)	nm	nm	nm	8.6%
Cost income ratio (3)	77.8%	165.0%	117.1%	98.8%	66.7%	nm	nm	44.7%	nm	230.2%
Cost income ratio - adjusted (2,3)	58.0%	105.8%	62.6%	90.7%	63.5%	107.6%	nm	44.7%	nm	66.3%
For notes to this table refer to page 3

Segmental income statement reconciliations
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS	NatWest	Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	Markets	Resolution	& Glyn	other	RBS
Quarter ended 31 March 2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Total income - statutory	1,275	158	853	165	90	341	153	205	(176)	3,064
Own credit adjustments	-	(3)	-	-	-	(64)	(108)	-	(81)	(256)
Strategic disposals	-	-	-	-	-	-	6	-	-	6
Total income - adjusted	1,275	155	853	165	90	277	51	205	(257)	2,814
Operating expenses - statutory	(750)	(110)	(438)	(153)	(36)	(361)	(258)	(118)	(196)	(2,420)
Restructuring costs - direct	13	6	1	1	-	-	7	20	190	238
- indirect	9	-	(1)	15	1	12	9	-	(45)	-
Litigation and conduct costs	-	-	2	-	-	18	10	-	1	31
Operating expenses - adjusted	(728)	(104)	(436)	(137)	(35)	(331)	(232)	(98)	(50)	(2,151)
Impairment (losses)/releases	(16)	13	(14)	(2)	(2)	-	(196)	(6)	-	(223)
Operating profit/(loss) - statutory	509	61	401	10	52	(20)	(301)	81	(372)	421
Operating profit/(loss) - adjusted	531	64	403	26	53	(54)	(377)	101	(307)	440

Additional information
Return on equity (1)	26.1%	8.8%	11.1%	1.5%	16.0%	(2.6%)	nm	nm	nm	(9.6%)
Return on equity - adjusted (1,2)	27.3%	9.2%	11.2%	5.1%	16.3%	(4.4%)	nm	nm	nm	(9.4%)
Cost income ratio (3)	58.8%	69.6%	49.3%	92.7%	40.0%	105.9%	nm	57.6%	nm	78.7%
Cost income ratio - adjusted (2,3)	57.1%	67.1%	49.0%	83.0%	38.9%	119.5%	nm	47.8%	nm	76.1%

Notes:
(1)
RBS's CET1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to Q1 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to Q1 2017), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(2)	Excluding own credit adjustments, gain on redemption of own debt, strategic disposals, restructuring costs and litigation and conduct costs.
(3)	Operating lease depreciation included in income (Q1 2017 - £36 million; Q4 2016 - £37 million and Q1 2016 - £38 million).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 April 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary